Exhibit 99.2

Media Release

Planegg/Munich, Germany, August 6, 2019

MorphoSys AG Reports Second Quarter 2019 Financial Results

Conference call and webcast (in English) to be held on August 7, 2019 at 2:00pm CEST

(1:00pm BST/8:00am EDT)

•	Dr. Jean-Paul Kress appointed as new CEO of MorphoSys, effective September 1, 2019

•	Intention to submit Marketing Authorization Application based on L-MIND to European regulatory authority EMA

•	Otilimab (formerly MOR103/GSK3196165): Start of phase 3 development program in rheumatoid arthritis triggered milestone payment of €22 million by GSK to MorphoSys

•	Agreement with Vivoryon Therapeutics on small molecule inhibitors of CD47-SIRP alpha signaling in immuno-oncology

•	Tafasitamab (MOR208):

–	Primary Analysis of L-MIND trial confirmed previously reported activity in relapsed/ refractory DLBCL

–

Disclosure of biomarker to stratify patients in B-MIND trial announced as a low baseline peripheral blood natural killer (NK)-cell count (NKCC-low); interim analysis expected in Q4 2019 on the basis of a longer duration of response in the overall patient population

•	MOR202: Clinical trial announced in anti-PLA2R antibody positive membranous nephropathy (aMN) planned to start in Q4 2019

•	Tremfya®: Partner Janssen reported positive phase 3 topline data in psoriatic arthritis

•

Financial year 2019 guidance update following GSK milestone payment: Revenues in the range of €65 to 72 million (previously €43 to 50 million) and EBIT of -€105 to -115 million (previously -€127 to -137 million); expenses for proprietary R&D remain unchanged in the range of €95 to 105 million

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) today reported its financial results for the second quarter of 2019.

“MorphoSys continued to make excellent progress on multiple fronts in the second quarter of 2019,” said Dr. Simon Moroney, Chief Executive Officer of MorphoSys AG. “A major step was the appointment of my successor Dr. Jean-Paul Kress as the new CEO of MorphoSys, effective September 1, 2019. Jean-Paul brings a wealth of medical, commercial and leadership expertise and I have every confidence that he will enable MorphoSys to make great strides in the execution of its strategy, especially in the launch and commercialization of our lead program tafasitamab. Topline results from the primary analysis of our L-MIND trial, followed by the presentation of the complete data set at the recent ICML conference, confirmed the potential of this program. We remain on track to completing our BLA filing to FDA by the end of this year and today we also confirmed our intention to submit a Marketing Authorization Application based on L-MIND to the European Medicines Agency. For the B-MIND trial, we have disclosed the biomarker we have implemented as a low baseline peripheral blood natural killer cell count, which may help us to identify patients who could benefit from tafasitamab’s potential efficient recruitment of these cells. Finally, our agreement with Vivoryon Therapeutics, which gives us access to a family of small molecule inhibitors in immuno-oncology, is a potentially invaluable addition to our proprietary portfolio. We are keen to assess the potential of these compounds in combination with our antibodies, first and foremost with tafasitamab”, Dr. Moroney continued.

“The L-MIND data we have reported represent a key catalyst for the transformation of MorphoSys and our goal to develop into a fully integrated biopharmaceutical company. Our preparations to further broaden the development of tafasitamab are ongoing and the start of a first line trial in DLBCL is expected later this year. We are also broadening our development of MOR202, which we plan to test in a phase 1/2 clinical trial in a chronic inflammatory autoimmune disease of the kidneys later this year,” commented Jens Holstein, Chief Financial Officer of MorphoSys AG. “Our balanced business model is based on the value of our Partnered Discovery segment that allows us to invest in the development and planned commercialization of our proprietary portfolio. The milestone payment of €22 million from GSK following the phase 3 start in rheumatoid arthritis with otilimab, formerly MOR103, led us to increase our financial guidance. An increasing royalty stream from Tremfya® further strengthens our cash position and we are confident that there will be other compounds that follow Tremfya’s® market entry in the future.”

Financial Review for the second quarter of 2019 (IFRS; all figures rounded)

In Q2 2019 MorphoSys continued to focus on the research and development of drug candidates both for its own account as well as with its partners. Group revenues increased to €34.7 million in Q2 2019 as compared to €8.1 million in the second quarter of the previous year. The increase was mainly driven by the milestone payment of €22 million from GSK due to the start of the clinical phase 3 program with otilimab (MOR103) in rheumatoid arthritis (RA). This payment was recognized in the second quarter due to the provisions of IFRS 15 on revenues from variable consideration.

Revenues also included an estimate of royalties on net sales of Tremfya® amounting to € 7.1 million (estimate only since royalties for Q2 2019 had not been reported by Janssen as of the balance date).

In the Proprietary Development segment, MorphoSys focuses on research into, and clinical development of, its own drug candidates in the fields of cancer and inflammation. In Q2 2019, this segment recorded revenues of €25.9 million (Q2 2018: €0.1 million). In the Partnered Discovery segment, MorphoSys applies its proprietary technology to discover new drug candidates for pharmaceutical companies, benefiting from its partners’ development advancements through R&D funding, licensing fees, success-based milestone payments and royalties. In Q2 2019, revenues in this segment amounted to €8.7 million (Q2 2018: €8.1 million).

Total operating expenses were €40.3 million in the second quarter of 2019 (Q2 2018:€32.7 million). In Q2 2019, research and development expenses amounted to €24.7 million, as compared to €25.8 million in the second quarter of 2018. Expenses for proprietary R&D, including technology development, amounted to €22.5 million (Q2 2018: €23.7 million). In the second quarter of 2019, cost of sales amounted to €4.9 million (in Q2 2018, this item did not exist), selling expenses amounted to €3.2 million (Q2 2018: €1.5 million). General and administrative expenses increased from €5.5 million in Q2 2018 to €7.5 million in Q2 2019.

Earnings before interest and taxes (EBIT) in Q2 2019 was -€5.7 million (Q2 2018: -€24.1 million). The Proprietary Development segment reported an EBIT of -€7.0 million (Q2 2018:-€24.6 million). EBIT in the Partnered Discovery segment was €6.3 million (Q2 2018: €5.5 million). In Q2 2019, the consolidated net result was -€5.9 million (Q2 2018:-€23.5 million). The earnings per share for Q2 2019 was -€0.19 (Q2 2018: -€0.76).

At the end of Q2 2019, the Company had €409.2 million in cash, reported on the balance sheet under the line items “cash and cash equivalents”; “financial assets at fair value through profit or loss”; and current and non-current “other financial assets at amortized cost”. On December 31, 2018, the Group’s liquidity position amounted to €454.7 million.

The number of shares issued totaled 31,839,572 at the end of Q2 2019 (year-end 2018: 31,839,572).

Results for the first six months 2019

During the first six months of 2019, group revenues increased to €48.2 million (Q1-Q2 2018: €10.9 million). Revenues in the first half of 2019 comprised the milestone payment by GSK of €22.0 million due to the start of phase 3 clinical development of otilimab in RA. Expenditure for proprietary R&D, including technology development, amounted to €45.1 million in the first six months of 2019 (Q1-Q2 2018: €39.2 million). Consequently the EBIT in the first six months of 2019 amounted to -€29.3 million, compared to -€43.2 million in the first half of 2018.

Financial Guidance and Operational Outlook for 2019

Following a milestone payment of €22 million made by GSK on July 3, 2019 that was triggered by the start of phase 3 clinical development of otilimab (MOR103), MorphoSys increased its financial guidance. For the year 2019, MorphoSys expects revenues in the range €65 to 72 million (up from previously €43 to 50 million), and EBIT of -€105 to -115 million (from previously -€127 to -137 million). Expenses for proprietary development and technology development are expected to remain in a corridor of €95 to 105 million.

The guidance does not include revenues from potential future partnership or licensing agreements for tafasitamab or any other compound currently in MorphoSys’s Proprietary Development segment. Effects from potential in-licensing or co-development deals for new development candidates are also not included.

In its Proprietary Development segment, MorphoSys expects the following events and activities until the end of 2019:

Tafasitamab (MOR208)

•	L-MIND trial

•	Submission of Biologics License Application to U.S. FDA by year-end

•	Presentation of headline data from virtual, lenalidomide-only control arm planned for year-end

•	B-MIND trial

•	Continue phase 3 study evaluating tafasitamab plus bendamustine in r/r DLBCL

•	Event-driven interim analysis expected to occur in Q4 2019

•	Front-line DLBCL: Initiate phase 1b trial of tafasitamab in combination with R-CHOP or R2-CHOP in Q4 2019

•	COSMOS: Continue phase 2 trial of tafasitamab in combination with idelalisib or venetoclax in r/r CLL/SLL, with data to be presented at a medical conference at the end of 2019

MOR202

•	MorphoSys: Start a clinical phase 1/2 trial of MOR202 in anti-PLA2R antibody positive membranous nephropathy (aMN) in Q4 2019

•	I-Mab: Continue two clinical trials of MOR202/TJ202 in multiple myeloma in the Chinese region

MOR106

•

Continue phase 2 intravenous IGUANA study, phase 1 subcutaneous bridging study and the recently started phase 2 GECKO trial as well as prepare for a Japanese ethno-bridging study in atopic dermatitis together with Galapagos and under global licensing agreement with Novartis

In its Partnered Discovery segment, MorphoSys expects the following events until end of 2019:

According to information provided on clinicaltrials.gov, by the end of 2019 primary completion may be reached in up to eight clinical trials in phases 2 and 3 from partners evaluating antibodies made using MorphoSys’s technology. These include:

•

A potentially pivotal phase 2b study by Mereo BioPharma in osteogenesis imperfecta (brittle bone syndrome) of the HuCAL antibody setrusumab (BSP804) directed against sclerostin (this antibody was generated within the scope of MorphoSys’s partnership with Novartis and subsequently licensed from Novartis to Mereo),

•	Further phase 3 trials of Tremfya® conducted by Janssen in psoriatic arthritis and a potential submission of a BLA planned for later this year as communicated by Janssen.

Moreover, Janssen plans the start of a phase 1 trial of guselkumab in Chinese healthy volunteers, a phase 2 trial of guselkumab in pityriasis rubra pilaris, a phase 2/3 trial in ulcerative colitis and a phase 3 trial in palmoplantar-non-pustular psoriasis, according to clinicaltrials.gov.

Whether, when and to what extent news will be published following the primary completion of trials in the Partnered Discovery segment is at the full discretion of MorphoSys’s partners.

MorphoSys will continue to support its proprietary development activities by evaluating potential in-licensing, co-development, and/or acquisition opportunities or the potential initiation of new proprietary development programs with the goal of maintaining and expanding the Company’s position in its current therapeutic and technological fields of activities.

MorphoSys Group Key Figures (IFRS, June 30, 2019)

in EUR million	Q2/2019	Q2/2018	Change		Q1-Q2 2019	Q1-Q2 2018	Change
Revenues	34.7	8.1	>100%		48.2	10.9	>100%
Total operating expenses	(40.3)	(32.7)	(23%)		(77.5)	(54.6)	(42%)
Cost of sales	(4.9)	0.0	n/a		(9.9)	0.0	n/a
R&D expenses	(24.7)	(25.8)	4%		(49.3)	(43.0)	(15%)
thereof expenses for proprietary R&D and technology development	(22.5)	(23.7)	5%		(45.1)	(39.2)	(15%)
Selling expenses	(3.2)	(1.5)	>(100%)		(4.9)	(2.3)	>(100%)
G&A expenses	(7.5)	(5.5)	(36%)		(13.4)	(9.3)	(44%)
Other income/expense	(0.1)	0.5	>(100%)		0.0	0.5	(100%)
EBIT	(5.7)	(24.1)	76%		(29.3)	(43.2)	32%
Net loss	(5.9)	(23.5)	75%		(28.5)	(43.0)	34%
Earnings per Share, basic and diluted (in EUR)	(0.19)	(0.76)	75%		(0.90)	(1.38)	35%
Cash position (end of period)	409.2	454.7	(10%)		409.2	454.7	(10%)
Equity ratio (end of period) (in %)	83.2	91.1	(7.9	PP)	83.2	91.1	(7.9	PP)
No. of R&D programs (end of period)	119	115	3%		119	115	3%
No. of clinical programs (end of period)1)	29	29	—		29	29	—
No. of proprietary clinical programs (end of period)2)	5	5	—		5	5	—

1)

Including MOR107, which concluded a phase 1 study in 2017 and is currently in preclinical investigation with a focus on oncology indications. Tremfya® is still considered as a clinical program due to ongoing studies in various indications.

2)	Including otilimab (MOR103/GSK3196165), which is fully out-licensed to GSK, and MOR106, for which MorphoSys and Galapagos have signed a global licensing agreement with Novartis.

PP - Percentage points

MorphoSys will hold its conference call and webcast tomorrow, August 7, 2019 to present the second quarter financial results 2019 and a further outlook for 2019.

Dial-in number for the analyst conference call (in English) at 2:00pm CEST; 1:00pm BST; 8:00am EDT:

Germany:	+49 69 201 744 220
For UK residents:	+44 203 009 2470
For US residents:	+1 877 423 0830
Participant PIN:	43166710#

Please dial in 10 minutes before the beginning of the conference.

A live webcast and slides will be made available at http://www.morphosys.com.

Approximately two hours after the call, a slide-synchronized audio replay of the conference and a transcript will be available at http://www.morphosys.com.

The Half-Year Report 2019 (IFRS) is available online at

http://www.morphosys.com/FinancialReports

About MorphoSys:

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, tafasitamab (MOR208), has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 370 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCERTM are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward-looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including its financial guidance for 2019, the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, in particular with respect to tafasitamab (MOR208), and the transition of MorphoSys to a fully integrated biopharmaceutical company, the expected time of launch of tafasitamab, interaction with regulators, including the potential approval of MorphoSys’ current or future drug candidates, including discussions with the FDA regarding the potential approval to market tafasitamab, and expected royalty and milestone payments in connection with MorphoSys’s collaborations. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations regarding its financial guidance for 2019, the commencement, timing and results of clinical trials and release of clinical data both in respect of its proprietary product candidates and of product candidates of its collaborators, the development of commercial capabilities, in particular with respect to tafasitamab, and the transition of MorphoSys to a fully integrated biopharmaceutical company, the expected time of launch of tafasitamab, interaction with regulators, including the potential approval of MorphoSys’ current or future drug candidates, including discussions with the FDA regarding the potential approval to market tafasitamab, and expected royalty and milestone payments in connection with MorphoSys’s collaborations, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Dr. Sarah Fakih Head of Corporate Communications & IR Tel: +49 (0) 89 / 899 27-26663 Sarah.Fakih@morphosys.com

Dr. Julia Neugebauer Director Corporate Communications & IR Tel: +49 (0) 89 / 899 27-179 Julia.Neugebauer@morphosys.com

Dr. Verena Kupas Manager Corporate Communications & IR Tel: +49 (0) 89 / 899 27-26814 Verena.Kupas@morphosys.com